March 24, 2011
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7553
Re: Bravo Brio Restaurant Group, Inc. (the “Company”)
Registration Statement on Form S-1
Registration No. 333-172642
Ladies and Gentlemen:
     As underwriters of the proposed public offering by certain selling shareholders of the Company of 4,161,020 shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Eastern Time) on March 28, 2011, or as soon thereafter as is practicable.
     In connection with the above-referenced Registration Statement, we wish to advise you that during the period from March 7, 2011 to the date of this letter, 300 copies of the Preliminary Prospectus dated March 7, 2011, have been distributed as follows: 294 to prospective institutional investors; 6 to prospective individual investors; and 0 to prospective underwriters, prospective dealers, rating agencies and others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours, Jefferies & Company, inc.
By:	/s/ James P. Walsh
	Name:	James P. Walsh
	Title:	Managing Director

Piper Jaffray & Co.
By:	/s/ Joel Schneider
	Name:	Joel Schneider
	Title:	Managing Director

Wells Fargo Securities, LLC
By:	/s/ Richard Tobin
	Name:	Richard Tobin
	Title:	Managing Director

Acting on behalf of themselves and as the Representatives of the several Underwriters